UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SUNPOWER CORPORATION

(Name of Subject Company)

SUNPOWER CORPORATION

(Name of Person Filing Statement)

Class A Common Stock, $0.001 par value

Class B Common Stock, $0.001 par value

(Title of Class of Securities)

867652109

867652307

(CUSIP Number of Class of Securities)

Thomas H. Werner

Chief Executive Officer and President

77 Rio Robles

San Jose, California 95134

(408) 240-5500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Bruce R. Ledesma Executive Vice President, General Counsel and Corporate Secretary 77 Rio Robles San Jose, California 95134 (408) 240-5500	R. Todd Johnson Stephen E. Gillette Jones Day 1755 Embarcadero Road Palo Alto, California 94303 (650) 739-3939	Jonn R. Beeson Jones Day 3161 Michelson Drive, Suite 800 Irvine, California 92612 (949) 851-3939

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following document relating to the tender offer for shares of Class A Common Stock and Class B Common Stock of SunPower Corporation (“SunPower” or the “Company”) pursuant to the Tender Offer Agreement, dated April 28, 2011, by and between the Company and Total Gas & Power USA, SAS, an indirect wholly owned subsidiary of Total S.A.:

1.	Transcript from 2011 Annual Shareholder Meeting held on May 3, 2011.

Additional Information

The document included in this Schedule 14D-9 is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s Class A and Class B common stock described in this Schedule 14D-9 will only be made pursuant to the Tender Offer Statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) filed by Total S.A. and a subsidiary of Total S.A., Total Gas & Power USA, SAS (“Purchaser”) with the U.S. Securities and Exchange Commission (“SEC”) on May 3, 2011, and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC by SunPower on May 3, 2011. Purchaser and SunPower are mailing these documents to the stockholders of SunPower. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement contain important information relating to the tender offer and SunPower stockholders are urged to read those documents, and any amendments to those documents, carefully before making any decision with respect to the tender offer. Those materials and all other documents filed by Total S.A., Purchaser or SunPower with the SEC are available at no charge on the SEC’s web site at www.sec.gov. The Tender Offer Statement and related materials may be obtained for free by directing such requests to MacKenzie Partners, Inc., the Information Agent for the tender offer, at (800) 322-2885. The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents may be obtained for free by directing such requests to SunPower Corp., 77 Rio Robles, San Jose, California 95134 or at http://investors.sunpowercorp.com/.

SunPower Forward-Looking Statements

Any statements contained in this document that are not historical facts, and the assumptions underlying such statements, are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SunPower are intended to identify such forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Forward-looking statements in this Schedule 14D-9 include the quotes from SunPower, statements concerning the parties’ ability to close the transaction, the expected closing date of the transaction, and the expected benefits from the credit support arrangements and research and development collaboration. Actual events or results may differ materially from those described in this document due to a number of risks and uncertainties. These potential risks and uncertainties include, among others, uncertainties as to the timing of the tender offer; the satisfaction of closing conditions, including the receipt of regulatory approvals; the failure to retain key SunPower employees, contracts or governmental benefits; customer and partner uncertainty regarding the anticipated benefits of the transaction; whether certain industry segments will grow as anticipated; actual or proposed regulatory changes, including in Italy; the competitive environment among providers of renewable energy; and other risks detailed in SunPower filings with the SEC, including those discussed in SunPower’s annual report on Form 10-K for the year ended January 2, 2011 which is on file with the SEC and available at the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates. SunPower is not obligated, and does not intend, to update these forward-looking statements to reflect events or circumstances after the date of this document.

1. Transcript from 2011 Annual Shareholder Meeting held on May 3, 2011

SUNPOWER 2011 ANNUAL SHAREHOLDER MEETING – MAY 3, 2011

Tom Werner – CEO

So let me cover the Total investment over the course of three slides, and then end with a comment on Q1. And then we’ll go to questions, so please get your questions ready.

On Thursday of last week, we announced a transformational investment in this company. It is significant in as much as it is a capital infusion to the company by virtue of a credit line, and then significant strategically for a number of reasons, so let me explain those reasons. First of all, and very clearly, Total is the 14th largest company in the world, top 20 company in the world, has one of the best balance sheets in the world. We will benefit from that balance sheet by their offering and directly investing in us, the opportunity to leverage that balance sheet through a $1 billion credit support agreement. So we have the 14th largest company in the world, we can now leverage their balance sheet to raise capital for our company to invest in projects and fabs. So the cost of that capital will be reduced dramatically, and then the capacity that we can leverage over that timeframe is significant. There are very few companies in the world that could offer $1 billion of credit support, and Total was able to do that. At the same time, Total invests in solar research and development. That’s something they started five years ago. We are going to have the opportunity to work with Total, redirect parts of their solar and R&D so that we benefit, so that’s the second very important strategic benefit. Thirdly, they have a presence in 130 countries around the world, many of which we have zero people in, zero presence in, most of which they have a much more significant presence than we do. In all cases, we plan on leveraging their presence to generate new business for our company. And last, fourth, they’ve made investments throughout the value chain in solar that we think we can leverage as part of our business, from polysilicon a company called AEP, to the downstream business in residential and commercial. They have a European entity called Tenesol, and there are a number of other examples.

So there are four reasons why you should be very excited about the Total investment last week, so let me tell you a little bit about them. Last year they had an adjusted net income of $14 billion. They invested $21 billion last year, and let me put that in terms that we can all relate to. You know that we’re building our third fab in Malaysia. It’s a big fab, bigger than this building by about three times. It cost us $1 billion to build that fab. To put this in perspective, Total invests the equivalent of 21 of those fabs every year, so we have that kind of mindset, that kind of support in our business now, as we look forward and decide how aggressive we’re going to be. They have almost 100,000 employees. I like to say we now have 100,000 more sales people, and I mean that.

Now, why did they make this investment? They made this investment because they believe that solar will be an important mainstream energy resource. And they are an energy company, they believe in clean energy, they believe in climate change, and so they share many of our same philosophies and principles. And so we have the shared belief that solar’s going to go mainstream and that our company should be in the top three, if not number one. So we shared that view and we were able to consummate this partnership.

QA Session

TOM WERNER – CEO

So the question was, how would the shares that Total is going to buy, how will they be determined? And I didn’t answer your question about, how will the investment by Total affect employment, and so let me answer that first. The lower-cost capital means that our interest expense on our P&L will be lower, and that should have an impact almost immediately – not literally immediately. The impact will increase over time, but there will be some impact immediately. Is that right, Dennis? And therefore, we can either deliver that as profit or we can invest that, and we have not made that decision. To the extent that we invest it, it would cause us to employ more people. The way they’ll acquire shares is there will be a tender offer. We said last Thursday within ten days of our announcement, so sometime soon there will be a tender offer. The tender offer will go out and it’s literally what it implies. It will say, you can tender your shares – your decision if you’re a shareholder – at $23.25. Now, if you decide to tender all of your shares and every other shareholder does as well, we would be oversubscribed. We would have 100 percent tendering.

Their tender is for 60 percent of the shares outstanding, up to 60 percent. So we have 100 percent and you would be ratably decreased to get them to their 60 percent ownership. So the short answer to your question is, tender, you make a decision, and then what happens is affected by how many shareholders sign up for the tender.